U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b‑25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-14488

(Check One):

            [ ] Form 10‑K [ ] Form 20‑F [ ] Form 11‑K [X] Form 10‑Q [ ] Form N‑SAR [ ] Form N‑CSR

            For Period Ended: SEPTEMBER 30, 2004

[ ] Transition Report on Form 10‑K

[ ] Transition Report on Form 20‑F

[ ] Transition Report on Form 11‑K

[ ] Transition Report on Form 10‑Q

[ ] Transition Report on Form N‑SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

            PART I―REGISTRANT INFORMATION

            Full Name of Registrant

            SEITEL, INC.

            Former Name if Applicable

            Address of Principal Executive Office (Street and Number)

            10811 S. WESTVIEW CIRCLE

            HOUSTON, TEXAS 77043

            PART II―RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi‑annual report, transition report on Form 10‑K, Form 20‑F, Form 11‑K, Form N‑SAR or Form N‑CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10‑Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b‑25(c) has been attached if applicable.

            PART III―NARRATIVE

State below in reasonable detail the reasons why Forms 10‑K, 20‑F, 11‑K, 10‑Q, N‑SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

The Registrant has not been able to complete its financial statements and other required disclosures in sufficient time to file its third Quarterly Report on Form 10-Q by November 15, 2004, the required filing date, without unreasonable effort and expense. Contributing to this delay are the following facts: (i) the Registrant recently engaged new independent auditors who need sufficient time to complete their review; and (ii) the Registrant's decision to revise the estimated useful life of its seismic data from five years to four years for marine data and from seven years to four years for onshore data.

            PART IV―OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert D. Monson, Chief Financial Officer and Secretary	(713) 881-8900

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                [x] Yes                    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [x] Yes                    [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant's results of operations for the three months and nine months ended September 30, 2004, will be significantly lower than results of operations for the same periods in 2003 because of the 2004 change in estimated useful life of the Registrant's seismic data from five years to four years for marine data and from seven years to four years for onshore data.  The Registrant's calculation of this accounting revision results in a before tax amortization charge of approximately $60 million in the third quarter of 2004.  Until the independent auditors complete their review, the Registrant does not believe it can make any further reasonable estimate of its third quarter 2004 results.

SEITEL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                Date:  November 15, 2004                   By:   /s/ Robert D. Monson

                                                                                  Robert D. Monson

                                                                                  Chief Financial Officer and Secretary

                INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

                Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

                1.             This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

                2.             One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

                3.             A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

                4.             Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

                5.             Electronic filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.